UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.     )1/

AMERICAN RETIREMENT CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title or Class of Securities)

028913101 (CUSIP Number)

December 27, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

1/	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 028913101	13G	Page 2 of 9

1	NAMES OF REPORTING PERSONS Mercury Real Estate Advisors LLC S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 1,639,400 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 1,639,400

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,639,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) N/A	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%*
12	TYPE OF REPORTING PERSON (See Instructions) OO — Limited Liability Company
*	All percentage ownerships reported in this Schedule 13G are based on 25,375,314 shares of Common Stock issued and outstanding as of November 4, 2004, as reported by the Issuer (as defined below) in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 filed with the Securities and Exchange Commission on November 5, 2004.

CUSIP No. 028913101	13G	Page 3 of 9

1	NAMES OF REPORTING PERSONS David R. Jarvis S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 1,639,400 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 1,639,400

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,639,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) N/A	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 028913101	13G	Page 4 of 9

1	NAMES OF REPORTING PERSONS Malcolm F. MacLean IV S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 1,639,400 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 1,639,400

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,639,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) N/A	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 028913101	13G	Page 5 of 9

ITEM 1 (a).	NAME OF ISSUER: The name of the issuer is American Retirement Corporation (the “Issuer”).

ITEM 1 (b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: The Issuer’s principal executive office is located at 111 Westwood Place, Suite 200, Brentwood, TN 37027.

ITEM 2 (a).	NAME OF PERSON FILING:

ITEM 2 (b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

ITEM 2 (c).

CITIZENSHIP:

Mercury Real Estate Advisors LLC

100 Field Point Road

Greenwich, CT 06830

(Delaware limited liability company)

David R. Jarvis

c/o Mercury Real Estate Advisors LLC

100 Field Point Road

Greenwich, CT 06830

(United States citizen)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

100 Field Point Road

Greenwich, CT 06830

(United States citizen)

ITEM 2 (d).	TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.01 per share

ITEM 2 (e).	CUSIP NUMBER: 028913101

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a) ☐ Broker or dealer registered under Section 15 of the Act.

(b) ☐ Bank as defined in Section 3(a)(6) of the Act.

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act.

(d) ☐ Investment company registered under Section 8 of the Investment Company Act.

(e) ☒ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).*

(f) ☐ Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) ☐ Parent holding company, in accordance with Rule 13d-1(b) (1)(ii)(G).

(h) ☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

*	The Reporting Person Mercury Real Estate Advisors LLC is an investment adviser.

CUSIP No. 028913101	13G	Page 6 of 9

ITEM 4.	OWNERSHIP: (1) MERCURY REAL ESTATE ADVISORS LLC DAVID R. JARVIS MALCOLM F. MACLEAN IV

	(a)	Amount beneficially owned: 1,639,400

	(b)	Percent of class: 6.5%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: 0

		(ii)	Shared power to vote or direct the vote: 1,639,400

		(iii)	Sole power to dispose or to direct the disposition of: 0

		(iv)	Shared power to dispose or to direct the disposition of: 1,639,400

(1)	Shares reported herein represent shares held by certain entities of which Mercury Real Estate Advisors LLC is the investment adviser. David R. Jarvis and Malcolm F. MacLean IV are the managing members of Mercury Real Estate Advisors LLC.

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

☐

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: N/A

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: N/A

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: N/A

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: N/A

CUSIP No. 028913101	13G	Page 7 of 9

ITEM 10.

CERTIFICATION:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 028913101	13G	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 6, 2005

MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV
Malcolm F. MacLean IV, Managing Member

DAVID R. JARVIS

/s/ David R. Jarvis
David R. Jarvis, individually

MALCOLM F. MACLEAN IV

/s/ Malcolm F. MacLean IV
Malcolm F. MacLean IV, individually

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of January 6, 2005, is by and among Mercury Real Estate Advisors LLC, a Delaware limited liability company, and David R. Jarvis and Malcolm F. MacLean IV, each an individual (all of the foregoing are collectively referred to herein as the “Mercury Entities”).

Each of the Mercury Entities may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G with respect to shares of common stock, par value $0.01 per share, of American Retirement Corporation beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the parties hereby agree to file a single statement on Schedule 13G (and any amendments thereto) on behalf of each of the parties, and hereby further agree to file this Agreement as an exhibit to such statement, as required by such rule.

This Agreement may be terminated by any of the Mercury Entities upon one week’s prior written notice or such lesser period of notice as the Mercury Entities may mutually agree.

Executed and delivered as of the date first above written.

MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV
Malcolm F. MacLean IV, Managing Member

DAVID R. JARVIS

/s/ David R. Jarvis
David R. Jarvis, individually

MALCOLM F. MACLEAN IV

/s/ Malcolm F. MacLean IV
Malcolm F. MacLean IV, individually